Issuer Free Writing Prospectus
Filed under Rule 433
Registration Statement No. 333-278066
Pricing Term Sheet
Merck & Co., Inc.
December 1, 2025
Floating Rate Notes due 2029
3.850% Notes due 2029
4.150% Notes due 2031
4.450% Notes due 2032
4.750% Notes due 2035
5.500% Notes due 2046
5.550% Notes due 2055
5.700% Notes due 2065
The 3.850% Notes due 2029, 4.150% Notes due 2031, 4.450% Notes due 2032, 4.750% Notes due 2035, 5.500% Notes due 2046, 5.550% Notes due 2055 and 5.700% Notes due 2065 are collectively referred to as the “Fixed Rate Notes.” The Fixed Rate Notes, together with the Floating Rate Notes due 2029, are collectively referred to as the “Notes.” Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated December 1, 2025 (the “Preliminary Prospectus Supplement”).
Terms Applicable to the Notes

Expected Ratings of the Notes:*	Aa3 (stable) Moody’s / A+ (stable) S&P
Trade Date:	December 1, 2025
Settlement Date:**	December 4, 2025 (T+3)
Joint Book-Running Managers:	Citigroup Global Markets Inc., BNP Paribas Securities Corp., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc.
Co-Managers:	Barclays Capital Inc., BofA Securities, Inc., Santander US Capital Markets LLC, DNB Carnegie, Inc., SG Americas Securities, LLC, Standard Chartered Bank, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, Academy Securities, Inc., Independence Point Securities LLC, MFR Securities, Inc., Penserra Securities LLC and Telsey Advisory Group LLC

Terms Applicable to the Floating Rate Notes due 2029

Size:	$500,000,000
Maturity Date:	March 15, 2029
Interest Payment Dates:	March 15, June 15, September 15 and December 15, commencing March 15, 2026
Interest Rate Basis:	Compounded SOFR
Spread to Compounded SOFR:	+57 bps
Day Count:	Actual/360
Interest Reset Dates:	Each floating rate interest payment date
Initial Interest Rate:	The initial interest rate will be Compounded SOFR determined on March 12, 2026, plus 57 bps
Interest Determination Date:	The second U.S. Government Securities Business Day preceding each floating rate interest payment date.
Interest Period:	The period from and including a floating rate interest payment date (or, in the case of the initial interest period, from and including December 4, 2025) to, but excluding, the immediately succeeding floating rate interest payment date (such succeeding floating rate interest payment date, the “latter floating rate interest payment date”); provided that the final interest period for the Floating Rate Notes due 2029 will be the period from and including the floating rate interest payment date immediately preceding the maturity date of the Floating Rate Notes due 2029 to, but excluding, the maturity date.
Observation Period:	The period from and including two U.S. Government Securities Business Days preceding the first date of such relevant interest period to but excluding two U.S. Government Securities Business Days preceding the latter floating rate interest payment date for such interest period; provided that the first Observation Period shall be the period from and including two U.S. Government Securities Business Days preceding the Settlement Date to, but excluding, the two U.S. Government Securities Business Days preceding the first floating rate interest payment date.
Optional Redemption:	The Floating Rate Notes due 2029 are not redeemable prior to their maturity.
Calculation Agent:	U.S. Bank Trust National Association
Price to Public:	100.000%
Underwriting Discount:	25 bps
CUSIP:	58933Y BV6
ISIN:	US58933YBV65

Terms Applicable to the Fixed Rate Notes

Title:	3.850% Notes due 2029	4.150% Notes due 2031	4.450% Notes due 2032	4.750% Notes due 2035	5.500% Notes due 2046	5.550% Notes due 2055	5.700% Notes due 2065
Size:	$750,000,000	$1,000,000,000	$1,000,000,000	$1,500,000,000	$750,000,000	$1,500,000,000	$1,000,000,000
Maturity Date:	March 15, 2029	March 15, 2031	December 4, 2032	December 4, 2035	March 15, 2046	December 4, 2055	December 4, 2065
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2026	March 15 and September 15, commencing March 15, 2026	June 4 and December 4, commencing June 4, 2026	June 4 and December 4, commencing June 4, 2026	March 15 and September 15, commencing March 15, 2026	June 4 and December 4, commencing June 4, 2026	June 4 and December 4, commencing June 4, 2026
Coupon:	3.850%	4.150%	4.450%	4.750%	5.500%	5.550%	5.700%
Benchmark Treasury:	UST 3.500% due November 15, 2028	UST 3.500% due November 30, 2030	UST 3.750% due November 30, 2032	UST 4.000% due November 15, 2035	UST 4.625% due November 15, 2045	UST 4.750% due August 15, 2055	UST 4.750% due August 15, 2055
Benchmark Treasury Yield:	3.550%	3.671%	3.864%	4.090%	4.714%	4.747%	4.747%
Spread to Benchmark Treasury:	T+35 bps	T+50 bps	T+60 bps	T+70 bps	T+80 bps	T+85 bps	T+100 bps
Yield to Maturity:	3.900%	4.171%	4.464%	4.790%	5.514%	5.597%	5.747%
Day Count:	30/360	30/360	30/360	30/360	30/360	30/360	30/360
Price to Public:	99.852%	99.907%	99.917%	99.685%	99.839%	99.321%	99.267%
Underwriting Discount:	25 bps	35 bps	37.5 bps	45 bps	72.5 bps	75 bps	80 bps
Make-Whole Call:

Prior to the applicable Par Call Date with respect to a series of Fixed Rate Notes, each such series of Fixed Rate Notes will be redeemable at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:
(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Fixed Rate Notes to be redeemed discounted to the redemption date (assuming the Fixed Rate Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points with respect to the 2029 notes, the Treasury Rate plus 10 basis points with respect to the 2031 notes, the Treasury Rate plus 10 basis points with respect to the 2032 notes, the Treasury Rate plus 15 basis points with respect to the 2035 notes, the Treasury Rate plus 15 basis points with respect to the 2046 notes, the Treasury Rate plus 15 basis points with respect to the 2055 notes, and the Treasury Rate plus 15 basis points with respect to the 2065 notes less (b) interest accrued to, but excluding, the redemption date, and

(ii) 100% of the principal amount of the Fixed Rate Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:
On or after the applicable Par Call Date, we may redeem the 2029 notes, the 2031 notes, the 2032 notes, the 2035 notes, the 2046 notes, the 2055 notes or the 2065 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 notes, the 2031 notes, the 2032 notes, the 2035 notes, the 2046 notes, the 2055 notes or the 2065 notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Par Call Date” means February 15, 2029, the date that is one month prior to the maturity of the 2029 notes, February 15, 2031, the date that is one month prior to the maturity of the 2031 notes, October 4, 2032, the date that is two months prior to the maturity of the 2032 notes, September 4, 2035, the date that is three months prior to the maturity of the 2035 notes, September 15, 2045, the date that is six months prior to the maturity of the 2046 notes, June 4, 2055, the date that is six months prior to the maturity of the 2055 notes and June 4, 2065, the date that is six months prior to the maturity of the 2065 notes.

Special Mandatory Redemption:	If (i) the consummation of the Cidara Acquisition does not occur on or before the later of (x) May 13, 2026 or (y) such later date to which the termination date under the Merger Agreement as in effect on the closing date of this offering may be extended in accordance with the terms thereof (such later date, the “Special Mandatory Redemption End Date”), (ii) prior to the Special Mandatory Redemption End Date, the Merger Agreement is terminated or (iii) we otherwise notify the trustee that we will not pursue the consummation of the Cidara Acquisition, we will be required to redeem the Floating Rate Notes due 2029, the 2029 notes, 2031 notes, the 2032 notes, the 2046 notes and the 2065 notes (collectively with the Floating Rate Notes due 2029, the 2029 notes, the 2031 notes, the 2032 notes and the 2046 notes, the “SMR notes”) then outstanding at a special mandatory redemption price equal to 101% of the principal amount of the SMR notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Special Mandatory Redemption Date.

Use of Proceeds:
We intend to use the net proceeds of this offering for general corporate purposes including, without limitation, to repay outstanding indebtedness, as well as potentially to fund a portion of the cash consideration and related fees and expenses payable in connection with the Cidara Acquisition.

If (i) the Cidara Acquisition is not consummated on or prior to the Special Mandatory Redemption End Date, (ii) prior to the Special Mandatory Redemption End Date, the Merger Agreement is terminated or (iii) we otherwise notify the trustee that we will not pursue the consummation of the Cidara Acquisition, then we expect to use a portion of the net proceeds from this offering to redeem the SMR notes at the special mandatory redemption price, as described above under “Special Mandatory Redemption.” In that instance, the 2035 notes and the 2055 notes will remain outstanding, and we intend to use the remaining net proceeds of such notes for general corporate purposes as described above.

CUSIP:	58933Y BW4	58933Y BX2	58933Y BY0	58933Y BZ7	58933Y CA1	58933Y CB9	58933Y CC7
ISIN:	US58933YBW49	US58933YBX22	US58933YBY05	US58933YBZ79	US58933YCA10	US58933YCB92	US58933YCC75

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**Note: We expect to deliver the Notes against payment therefor on the third business day following the Trade Date (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.
The issuer has filed a preliminary prospectus supplement and registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement, and other documents the issuer has filed with the SEC and that are incorporated by reference into the preliminary prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, BNP Paribas Securities Corp. toll free at 1-800-854-5674, Deutsche Bank Securities Inc. collect at 1-800-503-4611 or HSBC Securities (USA) Inc. toll free at 1-866-811-8049. This pricing term sheet supplements the preliminary prospectus supplement issued by Merck & Co., Inc. on December 1, 2025 relating to its prospectus dated May 14, 2024.